TransEnterix, Inc.

635 Davis Drive, Suite 300

Morrisville, North Carolina 27560

May 22, 2020

Via EDGAR and Electronic Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason L. Drory

Re:	TransEnterix, Inc. Registration Statement
on Form S-1 (File No. 333-238471)

Ladies and Gentlemen:

We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-1 effective as of 4:00 p.m., May 27, 2020, or as soon thereafter as practicable.

Please direct any questions regarding the Registration Statement or this request to the undersigned at the Company at (919) 765-8426, to Joshua Weingard, Chief Legal Officer of the Company, at (305) 778-1031 or to Mary J. Mullany at Ballard Spahr LLP at (215) 864-8631.

Sincerely,

/s/ Brett Farabaugh
Brett Farabaugh Interim Chief Financial Officer